

Mail Stop 3561

June 7, 2016

John W. McReynolds
Director and President
Energy Transfer Equity, LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

> **Re:** **Energy Transfer Equity, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-32740**

Dear Mr. McReynolds:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

The profitability of certain activities in ETP's natural gas gathering…, page 46

1. We note your disclosure on pages 46 and 47 describing the variety of contracts that ETP enters into, including percent-of-proceeds, keep-whole and processing fee arrangements, and the way each type of contract exposes ETP's results to commodity price fluctuations. In future reports, please disclose the percentage of ETP's total revenues that are tied to each type of contract.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Estimates and Critical Accounting Policies</u>

<u>Impairment of Long-Lived Assets and Goodwill, page 101</u>

2. We note there has been a sustained decline in your market capitalization since before October 1, 2015, the date of your most recent annual impairment test. Please tell us if this decline triggered an interim impairment test under ASC 350-20-35-30 as of December 31, 2015 and thus far in fiscal 2016. In this regard, to the extent you have determined that any of your reporting units are at potential risk of failing your goodwill impairment analysis, please tell us your consideration of providing the following disclosures for each reporting unit that is at risk of failing step one of the quantitative goodwill impairment test:

    • The percentage by which fair value exceeded carrying value as of the date of the most recent test;

    • The amount of goodwill allocated to the reporting unit;

    • A description of the methods and key assumptions used and how the key assumptions were determined;

    • A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

    • A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350.

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>6. Debt Obligations, page F-34</u>

3. Your Form 10-K for the fiscal year ended December 31, 2014 included financial statements of Regency Energy Partners LP ("Regency") pursuant to Rule 3-16 of Regulation S-X. Please tell us why Regency financial statements were not required by

Rule 3-16 of Regulation S-X in this Form 10-K for the fiscal year ended December 31, 2015.

4. We note your disclosure on page F-40 regarding covenants related to Energy Transfer Equity, L.P. obligations. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

5. We note your disclosure beginning on page F-40 regarding covenants related to your subsidiaries. Please tell us whether these covenants or any regulatory provisions restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the lenders or regulators. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John W. McReynolds
Energy Transfer Equity, LP
June 7, 2016
Page 4

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lilyanna Peyser for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products